SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (Amendment No. __)*

                              Lipid Sciences, Inc.
                              -------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         -----------------------------
                         (Title of Class of Securities)

                                   53630P 10 1
                                 -------------
                                 (CUSIP Number)

     ----------------------------------------------------------------------
                                 Aaron Grunfeld
                        Resch Polster Alpert & Berger LLP
                     10390 Santa Monica Boulevard - 4th Fl.
                          Los Angeles, California 90025
                                 (310) 788-7577

     ----------------------------------------------------------------------
     ----------------------------------------------------------------------
                                 with a copy to:
                             Andrew D. Hudders, Esq.
                                 Graubard Miller
                          600 Third Avenue - 32nd Floor
                     New York, New York 10016
                                 (212) 816-8614
     ----------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 25, 2002
                                 --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 53630P 10 1                                   Page 2 of 10 Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
          Aaron Grunfeld                          I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 1,994,668

    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                     -----------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER
      OWNED BY
        EACH                   - 0 -



                     -----------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                  1,994,668
                     -----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,994,668
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                        |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.43%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 53630P 10 1                                   Page 3 of 10 Pages
--------------------------------                  ------------------------------

Item 1.  Name of Issuer:

         This Schedule 13D (the "Schedule") relates to the common stock, no par value, ("Common Stock") of Lipid Sciences, Inc., an Arizona corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

Item 2.    Identity and Background.

         This Schedule is filed by Aaron Grunfeld. Mr. Grunfeld is the beneficial owner of 1,994,668 shares of Common Stock held as voting trustee under that certain Voting Trust Agreement, dated April 25, 2002, described in
Item 6 hereof and the direct owner of 15,591 shares of Common Stock. The address of the principal business and principal office of Mr. Grunfeld is 10390 Santa Monica Boulevard, Fourth Floor, Los Angeles, California 90025. The principal occupation of Mr. Grunfeld is as an attorney in private practice. Mr. Grunfeld is a citizen of the United States.

         During the last five years, Mr. Grunfeld has not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds and Other Consideration.

         On November 29, 2002, Mr. Grunfeld acquired 15,591 shares of Common Stock pursuant to the merger of Lipid Sciences, Inc., a Delaware corporation ("LSI"), with and into the Issuer (the "Merger"). Upon the establishment of the voting trust, pursuant to the Voting Trust Agreement, dated as of April 25, 2002, Mr. Grunfeld acquired the beneficial ownership of 1,979,077 shares of Common Stock.


Item 4.    Purpose of Transaction.

         The purpose of the transfer into a voting trust is to separate the voting and dispositive authority over the deposited shares of Common Stock from MDB Capital Group LLC, a California limited liability company ("MDB"), and Mr. Christopher A. Marlett for various business and regulatory considerations.

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 53630P 10 1                                   Page 4 of 10 Pages
--------------------------------                  ------------------------------

Item 5.    Interest in Securities of the Issuer.

         As a result of the transfer of the shares of Common Stock by MDB, Mr. Marlett and the Christopher A. Marlett Living Trust to the voting trustee under the Voting Trust Agreement and the trustee's own holdings of shares of Common Stock, Mr. Grunfeld currently holds an aggregate 1,994,668 shares of Common Stock. This represents 9.43% of the issued and outstanding Common Stock of the Issuer.

         Except as described herein, Mr. Grunfeld has not effected any transactions in the Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         MDB, Mr. Marlett, the Christopher A. Marlett Living Trust and Aaron Grunfeld, as voting trustee, entered into a Voting Trust Agreement ("Agreement") dated as of April 25, 2002 for certain business and regulatory purposes of MDB and Mr. Marlett, so that MDB and Mr. Marlett do not have voting or dispositive authority over their shares. The Agreement provides for the voting trustee to become the registered holder of the 1,979,077 shares of Common Stock being deposited into the trust, and the voting trustee will have full authority to vote the shares in his discretion. While the shares are held in the trust, neither MDB, Mr. Marlett nor the Christopher A. Marlett Living Trust will have any ability to dispose of the shares, and the voting trustee will only have authority to return the shares to the depositing person, surrender the shares to the issuer in a liquidation or dissolution, reorganization or merger or deposit the shares into a court of competent jurisdiction in the event of a controversy concerning the shares. The voting trustee is bound to observe the terms of a lock-up agreement applicable to the shares executed on November 29, 2002 by MDB and Mr. Marlett with the Issuer. The trust will continue until the earlier of
(i) the 61st day after receipt by the voting trustee of a termination notice of the Agreement, (ii) the effective date of a registration statement of the Issuer which provides market making ability to MDB in the Common Stock of the Issuer, or (iii) November 30, 2004. Except as described herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.


Item 7.    Material to be filed as Exhibits.

         Exhibit 1 Voting Trust, dated as of April 25, 2002 among MDB Capital Group, LLC, Christopher A. Marlett, Christopher A. Marlett Living Trust and Aaron Grunfeld, as Voting Trustee (without exhibits).

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 53630P 10 1                                   Page 5 of 10 Pages
--------------------------------                  ------------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  May 3, 2002

                                                          /s/  Aaron Grunfeld
                                                          -------------------
                                                              Aaron Grunfeld

--------------------------------                 -------------------------------
CUSIP No. 53630P 10 1                                   Page 6 of 10 Pages
--------------------------------                  ------------------------------

                                                                     EXHIBIT 1
                             VOTING TRUST AGREEMENT


                  AGREEMENT made as of the 25th day of April, 2002, by and among MDB Capital Group, LLC ("MDB"), Christopher A. Marlett Living Trust, and Christopher A. Marlett each with an address at 401 Wilshire Blvd., Suite 1020, Santa Monica, California 90401 (each a "Stockholder" and together the "Stockholders"); and Aaron Grunfeld ("Voting Trustee").

                  WHEREAS, the Stockholders in the aggregate hold 1,979,077 shares (the "Shares") of the common stock, no par value per share ("Common Stock") of Lipid Sciences, Inc., an Arizona corporation ("Company") representing 9.36% of the 21,141,455 shares of Common Stock currently outstanding; and

                  WHEREAS, the parties hereto deem it necessary and advisable and for their best interests, to deposit with the Voting Trustee the Shares of the Common Stock of the Company owned by the Stockholders; and

                  WHEREAS, the Stockholders have agreed to vest their respective voting rights in the Voting Trustee as hereinafter provided and as a result thereof prevent their ability to dispose of the Shares during the term of this Voting Trust Agreement except as herein permitted; and

                  WHEREAS, the Voting Trustee has consented to act under this Agreement for the purposes herein provided.

                  NOW, THEREFORE, it is mutually agreed as follows:

1. The Stockholders hereby appoint Aaron Grunfeld, and Aaron Grunfeld hereby accepts such appointment, as the Voting Trustee under the terms and conditions herein set forth.

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 53630P 10 1                                   Page 7 of 10 Pages
--------------------------------                  ------------------------------

2. Simultaneously with the execution of this Agreement, the Stockholders have deposited with the Voting Trustee the certificates representing the Shares, duly endorsed for the transfer thereof to the Voting Trustee. Upon receipt by the Voting Trustee of the certificates for the Shares, and the transfer of same into the name of the Voting Trustee, the Voting Trustee shall hold same, subject to the terms and conditions hereof, and shall thereupon issue and deliver a voting trust certificate to each Stockholder representing the Shares of the Stockholder deposited herewith, in the form annexed hereto as Exhibit A. The certificates for the Shares transferred and delivered to the Voting Trustee hereunder shall be surrendered to the Company by the Voting Trustee, and cancelled, and a new certificate therefor shall be issued to and held by the Voting Trustee in the name of "Aaron Grunfeld, as Voting Trustee under a Voting Trust Agreement dated as of April 25, 2002."

3. The voting trust certificates shall be transferable to permitted transferees and assigns at the office of the Voting Trustee, 10390 Santa Monica Boulevard, Fourth Floor, Los Angeles, California 90025, or at such other address as the Voting Trustee may from time to time designate by written notice thereof to the Stockholders, on the books of the Voting Trustee, subject to the lock-up agreements of each of the Stockholders with the Company and SunNZ, L.L.C. Permitted transferees and assigns shall only be those successors to the holders of voting trust certificates entitled to the receipt thereof by operation of law or the laws of descent and distribution or transferees where there is no change in beneficial ownership of the Shares or voting trust certificate; otherwise the voting trust certificates are not transferable. If a voting trust certificate is lost, stolen, mutilated or destroyed, the Voting Trustee, in his discretion, may issue a duplicate of such certificate upon receipt of (a) evidence of such fact, satisfactory to him, and (b) indemnity satisfactory to him.

4. (a) Except as set forth in subparagraph (b) below, the Voting Trustee shall promptly pay to the holder of each voting trust certificate all cash dividends and/or distributions, if any, received by the Voting Trustee on account of the underlying shares of Common Stock or other securities of the Company represented by such voting trust certificate.

         (b) If any dividend in respect of the Common Stock deposited with the Voting Trustee is paid in whole or in part in capital stock or other securities of the Company having voting power, the Voting Trustee shall likewise hold the certificates for the capital stock or other securities that are received by him on account of such dividend, subject to the terms of this Agreement, and the holder of each voting trust certificate representing the capital stock or other securities on which said stock dividend has been paid shall be entitled to receive a voting trust certificate for the number of shares of capital stock or other securities received as such dividend.

         (c) The holders entitled to receive the dividends provided above shall be those registered as such on the transfer books of the Voting Trustee at the close of business on the day fixed by the Company for the taking of a record to determine those holders of its stock entitled to receive such dividends.

         (d) In lieu of receiving dividends and/or distributions upon the capital stock or other securities of the Company and paying the same to the holders of the voting trust certificates pursuant to the provisions of subparagraph (a) above, the Voting Trustee may instruct the Company in writing to pay same directly to the holders of such voting trust certificates.

5. In the event of the dissolution or total or partial liquidation of the Company, whether voluntary or involuntary, the Voting Trustee shall receive the monies, securities, rights or property to which the holders of the capital stock or other securities of the Company deposited hereunder are entitled and shall distribute the same among the holders of voting trust certificates in proportion to their interest as shown on the books of the Voting Trustee and, if necessary, surrender the certificates representing the Shares in accordance with any plan of dissolution or liquidation.

6. In the event that the Company is merged into or consolidated with another corporation, or if all or substantially all of the assets of the Company are transferred to another corporation, then, in connection with such transfer, the term "Company" for all purposes of this Agreement shall be deemed to include such successor corporation and the Voting Trustee shall receive and hold under this Agreement any voting stock of such successor corporation which has been received on account of the capital stock or other securities of the Company held by the Voting Trustee hereunder and, if necessary, surrender the certificates representing the Shares in accordance with the terms of such merger or consolidation.

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 53630P 10 1                                   Page 8 of 10 Pages
--------------------------------                  ------------------------------

7. The Voting Trustee shall have the exclusive right to vote all of the shares of capital stock and other securities delivered to him hereunder, to give waivers of notice, or to give written consents in lieu of voting, in person or by proxy, at any meeting of the stockholders of the Company, for whatever purpose called, in any manner he deems appropriate and in any proceedings, whether at a meeting of stockholders or otherwise, where the vote or written consent of the stockholders may be required or authorized by law.

8. (a) The Voting Trustee shall not be liable for an error in judgment or mistake of law or other mistake, nor for anything save his own willful misconduct or gross negligence and shall not be required to give a bond or other security for the faithful performance of his duties. The Voting Trustee shall not be liable for any action taken or omitted hereunder, or for the misconduct of any employee, agent or attorney appointed by it, except in the case of willful misconduct or gross negligence. The Voting Trustee shall be entitled to consult with counsel of its own choosing and shall not be liable for any action taken, suffered or omitted by it in accordance with the advice of such counsel.

         (b) Subject to the specific rights of the Trustee to hold the Shares or transfer them in accordance with the terms of this Agreement as set forth in Sections 5 (dissolution or liquidation of the Company), 6 (merger or consolidation of the Company), 8(e) (deposit of Shares into court), 9 (transfer to successor trustee) and 10 (return of Shares on Termination), (i) the Trustee agrees to observe and be bound by the terms of the multi-party lock-up agreement of MDB Capital Group LLC and of Christopher A. Marlett (the latter also relating to the Christopher A. Marlett Living Trust as it covers all Shares beneficially owned by Christopher A. Marlett) and others, dated November 27, 2001 and attached as Exhibit A hereto ("Lock-up Agreement"), with the Company and SunNZ, L.L.C. as if the Trustee were a party thereto in respect of the Shares, and (ii) the Trustee will not make, permit or cause to be made any transfers that would not be permitted under the terms of the Lock-up Agreement. Subject to the foregoing, the Voting Trustee shall not be responsible for or be required to enforce any terms or conditions of any agreement of either Christopher A. Marlett Living Trust, MDB Capital Group LLC or Christopher A. Marlett in respect of the Shares.

         (c) The Voting Trustee shall be under no duty or responsibility to enforce collection of any check or other amount delivered to it in respect of the Shares.

         (d) The Voting Trustee shall be entitled to rely upon the accuracy, act in reliance upon the contents, and assume the genuineness of any notice, instruction, certificate, signature, instrument or other document which is given to the Voting Trustee pursuant to this Agreement without the necessity of the Voting Trustee verifying the truth or accuracy thereof. The Voting Trustee shall not be obligated to make any inquiry as to the authority, capacity, existence or identity of any person purporting to give any such notice or instructions or to execute any such certificate, instrument or other document.

         (e) If the Voting Trustee is uncertain as to its duties or rights hereunder or shall receive instructions with respect to the Shares which, in its sole determination, are in conflict either with other instructions received by it or with any provision of this Agreement, it shall be entitled to hold the Shares, or a portion thereof, pending the resolution of such uncertainty to the Voting Trustee's sole satisfaction, by final judgment of a court or courts of competent jurisdiction or otherwise; or the Voting Trustee, at its sole discretion, may deposit the Shares with the Clerk of a court of competent jurisdiction in a proceeding to which all parties in interest are joined. Upon the deposit by the Voting Trustee of the Shares with the Clerk of any court, the Voting Trustee shall be relieved of all further obligations and releases from all liability hereunder.

9. The Voting Trustee may resign his position as Voting Trustee by mailing to the registered holders of voting trust certificates a written resignation, effective 10 days after the mailing thereof. The Voting Trustee shall have the right at the time of his resignation to designate his successor as Voting Trustee under this Agreement. Such designation shall be made by filing a written instrument of appointment of such successor trustee with each of the registered holders of voting trust certificates, duly executed by the Voting Trustee. In the event that the Voting Trustee shall die prior to the designation of such successor trustee, then Andrew Hudders shall serve as successor Voting Trustee. The rights, powers and privileges of the Voting Trustee hereunder shall be possessed by the successor Voting Trustee with the same effect as though such successor had originally been a party to this Agreement.

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 53630P 10 1                                   Page 9 of 10 Pages
--------------------------------                  ------------------------------

10. This Agreement shall commence as of the date hereof and shall continue in effect until the earlier of (i) the 61st day after receipt by the Voting Trustee from one or both of the Stockholders, acting jointly or severally, of their written request to terminate this Agreement, (ii) the effective date of a registration statement of the Company which provides for the market making ability of MDB in the securities of the Company or (iii) November 30, 2004. Upon termination of this Agreement as provided herein, the Trustee shall take all such action as may be necessary to return the Shares to the holders of the Trust Certificates in such amounts as represented thereby and registered in their names.

11. The Voting Trustee shall serve without any compensation unless otherwise agreed between MDB Capital Group LLC, Chris Marlett and the Voting Trustee.

12. (a) MDB Capital Group LLC and Christopher A. Marlett, jointly and severally (referred to separately and together as the "Indemnitor") agrees to indemnify the Voting Trustee and its employees and agents (collectively referred to as the "Indemnitees") against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable counsel fees, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding brought against the Indemnitees arising out of or relating in any way to this Agreement or any transaction to which this Agreement relates, unless such action, claim or proceeding is the result of the willful misconduct or gross negligence of the Indemnitees.

         (b) If the indemnification provided for in this Section is applicable, but for any reason is held to be unavailable, the Indemnitor shall contribute such amounts as are just and equitable to pay, or to reimburse the Indemnitees for, the aggregate of any and all losses, liabilities, costs, damages and expenses, including counsel fees, actually incurred by the Indemnitees as a result of or in connection with, and any amount paid in settlement of, any action, claim or proceeding arising out of or relating in any way to any actions or omissions of the Indemnitor.

         (c) The provisions of this Section shall survive any termination of this Agreement, whether by distribution of the Shares, resignation of the Voting Trustee or otherwise.

13. Any notice or request required or provided hereunder shall be deemed sufficiently given or made if mailed by certified mail, return receipt requested, to the party entitled thereto at his or her respective address set forth above or otherwise notified in writing by one party to all the other parties. Said notice shall be deemed given the third day after mailing unless the terms of this Agreement specify otherwise.

14. This Agreement expresses the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be changed or modified except in a writing executed by all of the parties hereto. All voting trust certificates issued hereunder shall be issued, received and held subject to all of the terms and conditions hereof. Every person, firm or corporation entitled to receive voting trust certificates representing shares of capital stock of the Company, and their permitted transferees and assigns, upon accepting the voting trust certificates issued hereunder, shall automatically become a party to and be bound by the provisions of this Agreement, with the same effect as if he or it had executed the Agreement.

                                  SCHEDULE 13D

--------------------------------                 -------------------------------
CUSIP No. 53630P 10 1                                   Page 10 of 10 Pages
--------------------------------                  ------------------------------

15. This Agreement may be executed in counterparts, each of which shall be an original and all of which together shall be deemed to be one and the same instrument.

16. This Agreement and all amendments thereof shall, in all respects, be governed by and construed and enforced in accordance with the internal law of the State of California without regard to principles of conflicts of laws.

17. Should any provisions of this Agreement become legally unenforceable, no other provision of this Agreement shall be affected, and this Agreement shall continue as if the Agreement had been executed absent the unenforceable provision.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                          CHRISTOPHER A. MARLETT LIVING TRUST

                          By:    /s/ Christopher A. Marlett
                                 --------------------------
                          Name:  Christopher A. Marlett
                          Title: Trustee



                          MDB CAPITAL GROUP, LLC

                          By:    /s/ Dyana Marlett
                                 --------------------------
                          Name:  Dyana Marlett
                          Title: Chief Operating Officer



                          /s/ Aaron Grunfeld
                          ---------------------------------
                          Aaron Grunfeld, as Voting Trustee



                         /s/ Christopher A. Marlett
                         -----------------------------------
                         Christopher A. Marlett